Exhibit 99.1

Media Update

Patient enrollment of phase III tolebrutinib trials paused in the U.S.

Paris, June 30, 2022. The U.S. Food and Drug Administration (FDA) has placed Phase 3 studies of tolebrutinib in multiple sclerosis (MS) and myasthenia gravis on partial clinical hold. As a result, new enrollment in the United States (U.S.) is paused, and participants in the U.S. who have been in the trial for fewer than 60 days shall suspend study drug. Importantly, U.S. participants who have completed at least 60-days in the trial should continue treatment.

The FDA action was based on a limited number of cases of drug-induced liver injury that have been identified with tolebrutinib exposure in Phase 3 studies. The majority of the impacted patients were determined to have concurrent complications known historically to predispose to drug-induced liver injury. Importantly, the elevations of laboratory values used for monitoring liver injury were reversible after drug discontinuation for all cases. Following earlier dialog with FDA about these cases, study protocols were revised in May 2022 to update the monitoring frequency, and enrollment criteria were revised to exclude preexisting risk factors for hepatic dysfunction.

Enrollment in the clinical program continues with the revised study protocols and enhanced safety monitoring in countries outside of the U.S. Sanofi is working closely with the independent data monitoring committee members and investigators around the world to evaluate the effectiveness of safety measures. The program in MS has been enrolling patients since 2019 and includes more than two-thousand patients currently on tolebrutinib therapy with durations of treatment as long as 3 years.

Sanofi remains confident in the future of tolebrutinib as a potentially transformative oral treatment option for people living with MS.

About tolebrutinib

Tolebrutinib is an investigational brain-penetrant and bioactive Bruton’s tyrosine kinase (BTK) inhibitor that achieves CSF concentrations needed for targeting B lymphocytes and microglial cells. Tolebrutinib is being evaluated in Phase 3 clinical trials for the treatment of relapsing forms of MS (RMS), non-relapsing secondary progressive MS (nrSPMS), primary progressive MS (PPMS), and myasthenia gravis (MG) and its safety and efficacy have not been evaluated by any regulatory authority worldwide. For more information on tolebrutinib clinical trials, please visit www.clinicaltrials.gov.

About the tolebrutinib Phase III trials

GEMINI 1 (EFC16033): RMS Study of BTKi tolebrutinib

GEMINI 2 (EFC16034): RMS Study of BTKi tolebrutinib

PERSEUS (EFC16035): PPMS Study of BKTi tolebrutinib

HERCULES (EFC16645): Non-relapsing SPMS Study of BTKi tolebrutinib

URSA (EFC17262): Efficacy and Safety of Tolebrutinib in Adult Participants With Generalized Myasthenia Gravis

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About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Kate Conway | + 1 508 364 4931 | kate.conway@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | +1 617 764 6418| priya.nanduri@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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